SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

       Medlink International, Inc.
 (Name of Issuer)

Shares of Class A Common Stock
________________________________________
 (Title of Class of Securities)

________________________________________
 (CUSIP Number)

Galileo Partners, LLC
10550 Fontenelle Way
Los Angeles, CA  9077
(310) 474-7800
________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2010
____________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

(Continued on following pages)

(Page 1 of 5 Pages)

1	NAME OF REPORTING PERSON

Galileo Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) / / (B) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

2,595,000 (A)

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

2,595,000 (A)

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,595,000 (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

8%

14	TYPE OF REPORTING PERSON*

OO (Limited Liability Company)

(A) See Item 5.

Item 1.	Security And Issuer.

     This Amendment No. 1, dated July 9, 2010, to Schedule 13D as filed with the Securities Exchange Commission on May 20, 2010 relates to the Class A Common Stock (the “Common Stock” or the “Shares”), Series A Preferred Stock, each share of which is convertible into 1,000 Shares at a conversion price of $0.45 per share, (the “Series A Preferred”)and warrants to purchase Common Stock of Medlink International, Inc., a Minnesota corporation (the “Issuer”). The Issuer’s principal executive offices are located at 11 Oval Drive, Suite 200b Islandia NY,11749.

Items 3, Item 4 and Item 5 of the Schedule 13D are hereby amended as follows:

Item 3.	Source And Amount Of Funds Or Other Consideration.

The total amount of funds used to purchase the Securities was $450,000 and was furnished from the working capital of Galileo.

Item 4.	Purpose Of The Transaction.

On February 10, 2010 the Reporting Person received 500,000 Shares pursuant to a consulting arrangement with the Issuer.

On March 4, 2010 the Reporting Person received 95,000 Shares pursuant to a consulting arrangement with an affiliate.

On March 11, 2010 the Reporting Person purchased 200 shares of Series A Preferred and a three – year warrant to purchase 200,000 Shares at an exercise price of $1.05 per share (the Warrants”) (1) for the purchase price of $90,000.

On April 8, 2010 the Reporting Person purchased an additional 200 shares of Series A Preferred and additional Warrants (1) for the purchase price of $90,000.

On April 23, 2010 the Reporting Person purchased an additional 200 shares of Series A Preferred and additional Warrants (1) for the purchase price of $90,000.

On May 13, 2010 the Reporting Person purchased an additional 200 shares of Series A Preferred and additional Warrants (1) for the purchase price of $90,000.

(1) The Issuer granted the Warrants in May 2010 retroactive to the purchase dates of the Series A Preferred Stock.

On June 17, 2010 the Reporting Person purchased an additional 200 shares of Series A Preferred and additional warrants to purchase 200,000 Shares for the purchase price of $90,000.

Item 5.	Interest In Securities Of The Issuer.

     Galileo is the owners of an aggregate of 2,595,000 Shares (on an as diluted basis), representing approximately 8% of the outstanding Shares (based upon 31,467,236 Shares outstanding as of March 31, 2010, as reported on the latest 10-Q filed by the Issuer ).

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

Not applicable

Item 7.	Material To Be Filed As Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: July 9, 2010	Galileo Partners, LLC

By: /s/ Steve Antebi
Steve Antebi, Managing Member